Exhibit 99.5

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

RESULT OF ELECTIONS UNDER THE SCRIP DIVIDEND SCHEME

Jersey, Channel Islands, 4 May 2016 – The Company announces that under the Company's Scrip Dividend Scheme, valid elections have been received from shareholders in respect of 14 580 331 shares representing approximately 15.58 per cent of the shares available under the scrip dividend in respect of the 2015 dividend.

It is expected that the 103 090 shares in respect of which valid elections were received under the scrip dividend will be admitted to the Official List of the Financial Conduct Authority and to trading on London Stock Exchange plc's market for listed securities on Friday 27 May 2016.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com